UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60553 / August 21, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13556

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING**
	REGISTRATION OF SECURITIES PURSUANT
RDM Sports Group, Inc.,	**TO SECTION 12(j) OF THE SECURITIES**
Real Del Monte Mining Corp.,	**EXCHANGE ACT OF 1934 AS TO RIVERSIDE**
Recoton Corp.,	**GROUP, INC.**
Red Hot Concepts, Inc.,	
RedHand International, Inc.	
(n/k/a African Diamond Co., Inc. or	
Coal Corp.),	
Redlaw Industries, Inc.,	
Republic Resources, Inc.,	
Reward Enterprises, Inc.,	
Rhino Enterprises Group, Inc.	
(n/k/a Physicians Adult Daycare, Inc.),	
Ridgeview, Inc.,	
Riverside Group, Inc., and	
Rocky Mount Undergarment Co., Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Riverside Group, Inc. ("Riverside Group" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Riverside Group, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Riverside Group (CIK No. 277356) is a Florida corporation located in Jacksonville, Florida. At all times relevant to this proceeding, the securities of Riverside Group have been registered under Exchange Act Section 12(g). As of July 13, 2009, the company's stock (symbol "RSGI") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Riverside Group has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.